CUSIP No. 025334103

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)

AMERICAN DAIRY, INC.

__________________________________________________________________________________

(Name of Issuer)

COMMON STOCK, US$0.001 PAR VALUE PER SHARE

__________________________________________________________________________________

(Title of Class of Securities)

025334103

__________________________________________________________________________________

 (CUSIP Number)

Sequoia Capital China Growth Fund I, L.P.

Suite 2215, Two Pacific Place

88 Queensway

Hong Kong, PRC

Attention: Jimmy Wong

Telephone: 852 2501 8989

Sequoia Capital U.S. Growth Fund IV, L.P.

3000 Sand Hill Road, 4-250

Menlo Park, CA 94250, USA

Attention: Melinda Dunn

Telephone: 650 854 3927

__________________________________________________________________________________

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2010

__________________________________________________________________________________

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 025334103

1.	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China I, L.P. (“SCC I”) ; 20-3514012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 98,450
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 98,450
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,450
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103

1.	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Partners Fund I, L.P (“SCC PTRS I”); 20-4387549
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,312
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,312
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,312
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103

1.	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Principals Fund I, L.P. (“SCC PRIN I”); 20-4887879
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,238
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,238
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,238
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103

1.	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Management I, L.P. (“SCC MGMT I”); 20-3348112
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
8.

Shared Voting Power

125,000 shares of which 98,450 shares are directly held by SCC I, 11,312 shares are directly held by SCC PTRS I and 15,238 shares are directly held by SCC PRIN I.  SCC MGMT I is the General Partner of SCC I, SCC PTRS I and SCC PRIN I.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

125,000 shares of which 98,450 shares are directly held by SCC I, 11,312 shares are directly held by SCC PTRS I and 15,238 shares are directly held by SCC PRIN I.  SCC MGMT I is the General Partner of SCC I, SCC PTRS I and SCC PRIN I.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103

1.	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Growth Fund I, L.P. (“SCCGF I”); 26-0205433
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,533,647
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,533,647
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,533,647
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103

1.	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Growth Partners Fund I, L.P. (“SCCGF PTRS I”); 98-0577548
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,574
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,574
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,574
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103

1.	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China GF Principals Fund I, L.P. (“SCCGF PRIN I”); 33-1190310
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 188,145
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 188,145
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 188,145
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103

1.	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Growth Fund Management I, L.P. (“SCCGF MGMT I”); 26-0204337
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
8.

Shared Voting Power

1,758,366 shares of which 1,533,647 shares are directly held by SCCGF I, 36,574 shares are directly held by SCCGF PTRS I and 188,145 shares are directly held by SCCGF PRIN I. SCCGF MGMT I is the General Partner of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

1,758,366 shares of which 1,533,647 shares are directly held by SCCGF I, 36,574 shares are directly held by SCCGF PTRS I and 188,145 shares are directly held by SCCGF PRIN I. SCCGF MGMT I is the General Partner of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,758,366
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103

1.	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) SC China Holding Limited (“SCC HOLD”);
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,883,366 shares. SCC HOLD is the General Partner of SCC MGMT I and SCCGF MGMT I. See Item 5.
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,883,366 shares. SCC HOLD is the General Partner of SCC MGMT I and SCCGF MGMT I. See Item 5.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,883,366
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5% (see Item 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 025334103

1.	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Neil Nanpeng Shen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO(see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
8.

Shared Voting Power

1,883,366 shares. SCC HOLD is the General Partner of SCC MGMT I and SCCGF MGMT I. Neil Nanpeng Shen is the Managing Director of SCC HOLD. Neil Nanpeng Shen disclaims beneficial ownerships of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

1,883,366 shares.  SCC HOLD is the General Partner of SCC MGMT I and SCCGF MGMT I. Neil Nanpeng Shen is the Managing Director of SCC HOLD. Neil Nanpeng Shen disclaims beneficial ownerships of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,883,366
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5% (see Item 5)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 025334103

1.	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Kui Zhou
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO(see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization China
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
8.

Shared Voting Power

1,883,366 shares. SCC HOLD is the General Partner of SCC MGMT I and SCCGF MGMT I. Kui Zhou is the Managing Director of SCC HOLD. Kui Zhou disclaims beneficial ownerships of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

1,883,366 shares.  SCC HOLD is the General Partner of SCC MGMT I and SCCGF MGMT I. Kui Zhou is the Managing Director of SCC HOLD. Kui Zhou disclaims beneficial ownerships of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,883,366
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5% (see Item 5)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 025334103

1.	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital U.S. Growth Fund IV., L.P. (“SCGF IV”); 98-0589567
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 833,334
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 833,334
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 833,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103

1.	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) SCGF IV Management, L.P. (“SCGF MGMT IV”); 98-0589559
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 833,334 shares which are directly held by SCGF IV. SCGF MGMT IV is the General Partner of SCGF IV.
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 833,334 shares which are directly held by SCGF IV. SCGF MGMT IV is the General Partner of SCGF IV.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 833,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103

1.	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) SCGF GenPar, Ltd (“SCGF GP”); 98-0603717
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 833,334 shares which are directly held by SCGF IV. SCGF GP is the General Partner of SCGF MGMT IV. See Item 5.
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 833,334 shares which are directly held by SCGF IV. SCGF GP is the General Partner of SCGF MGMT IV. See Item 5.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 833,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 025334103

1.	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Michael Moritz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States and United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
8.

Shared Voting Power

833,334 shares which are directly held by SCGF IV.  SCGF GP is the General Partner of SCGF MGMT IV.  Michael Moritz is the Managing Director of SCGF GP. Michael Moritz disclaims beneficial ownerships of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

833,334 shares which are directly held by SCGF IV.  SCGF GP is the General Partner of SCGF MGMT IV.  Michael Moritz is the Managing Director of SCGF GP. Michael Moritz disclaims beneficial ownerships of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 833,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7% (see Item 5)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 025334103

1.	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Douglas Leone
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
8.

Shared Voting Power

833,334 shares which are directly held by SCGF IV.  SCGF GP is the General Partner of SCGF MGMT IV.  Douglas Leone is the Managing Director of SCGF GP. Douglas Leone disclaims beneficial ownerships of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

833,334 shares which are directly held by SCGF IV.  SCGF GP is the General Partner of SCGF MGMT IV.  Douglas Leone is the Managing Director of SCGF GP. Douglas Leone disclaims beneficial ownerships of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 833,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7% (see Item 5)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 025334103

1.	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Roelof Botha
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Africa
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
8.

Shared Voting Power

833,334 shares which are directly held by SCGF IV.  SCGF GP is the General Partner of SCGF MGMT IV.  Roelof Botha is the Managing Director of SCGF GP. Roelof Botha disclaims beneficial ownerships of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

833,334 shares which are directly held by SCGF IV.  SCGF GP is the General Partner of SCGF MGMT IV.  Roelof Botha is the Managing Director of SCGF GP. Roelof Botha disclaims beneficial ownerships of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 833,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7% (see Item 5)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 025334103

1.	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Scott Carter
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
8.

Shared Voting Power

833,334 shares which are directly held by SCGF IV.  SCGF GP is the General Partner of SCGF MGMT IV.  Scott Carter is the Managing Director of SCGF GP. Scott Carter disclaims beneficial ownerships of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

833,334 shares which are directly held by SCGF IV.  SCGF GP is the General Partner of SCGF MGMT IV.  Scott Carter is the Managing Director of SCGF GP. Scott Carter disclaims beneficial ownerships of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 833,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7% (see Item 5)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 025334103

1.	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) James Goetz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
8.

Shared Voting Power

833,334 shares which are directly held by SCGF IV.  SCGF GP is the General Partner of SCGF MGMT IV.  James Goetz is the Managing Director of SCGF GP. James Goetz disclaims beneficial ownerships of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

833,334 shares which are directly held by SCGF IV.  SCGF GP is the General Partner of SCGF MGMT IV.  James Goetz is the Managing Director of SCGF GP. James Goetz disclaims beneficial ownerships of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 833,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7% (see Item 5)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 025334103

1.	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Michael Goguen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
8.

Shared Voting Power

833,334 shares which are directly held by SCGF IV.  SCGF GP is the General Partner of SCGF MGMT IV.  Michael Goguen is the Managing Director of SCGF GP. Michael Goguen disclaims beneficial ownerships of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

833,334 shares which are directly held by SCGF IV.  SCGF GP is the General Partner of SCGF MGMT IV.  Michael Goguen is the Managing Director of SCGF GP. Michael Goguen disclaims beneficial ownerships of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 833,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7% (see Item 5)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 025334103

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits and Schedule attached hereto is expressly incorporated herein by reference and the response to each item of this Amendment No.1 to Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 1. Security and Issuer

This Amendment No.1 to Schedule 13D (this “Statement”) relates to the shares of common stock, US$0.001 par value per share (“Common Stock”), of American Dairy, Inc., a corporation incorporated in the State of Utah (the “Company”). The principal executive office of the Company is located at Star City International Building, 10 Jiuxianqiao Road, C-16th Floor Chaoyang District, Beijing, China 100016.

Item 2. Identity and Background

(a) This Statement is being filed jointly by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) SCC I, a Cayman Islands exempted limited partnership, (2) SCC PTRS I, a Cayman Islands exempted limited partnership, (3) SCC PRIN I, a Cayman Islands exempted limited partnership, (4) SCC MGMT I, a Cayman Islands exempted limited partnership, (5) SCCGF I, a Cayman Islands exempted limited partnership, (6) SCCGF PTRS I, a Cayman Islands exempted limited partnership, (7) SCCGF PRIN I, a Cayman Islands exempted limited partnership, (8) SCCGF MGMT I, a Cayman Islands exempted limited partnership, (9) SCC HOLD, a Cayman Island limited liability company, (10) Neil Nanpeng Shen, a Hong Kong SAR citizen, (11) Kui Zhou, a Chinese citizen, (12) SCGF IV, a Cayman Islands exempted limited partnership, (13) SCGF MGMT IV, a Cayman Islands exempted limited partnership, (14) SCGF GP, a Cayman Islands limited liability company, (15) Michael Moritz, a United States and United Kingdom citizen, (16) Douglas Leone, a United States citizen, (17) Roelof Botha, a South Africa citizen, (18) Scott Carter, a United States citizen, (19) James Goetz, a United States citizen, and (20) Michael Goguen, a United States citizen. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Amendment No.1 to Schedule 13D as Exhibit 99.1.

(b) The address of the principal executive office of SCC I, SCC PTRS I, SCC PRIN I, SCC MGMT I, SCCGF I, SCCGF PTRS I, SCCGF PRIN I, SCCGF MGMT I and SCC HOLD is located at Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong, PRC. The business address of Neil Nanpeng Shen and Kui Zhou is located at Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong, PRC. The address of the principal executive office of SCGF IV, SCGF MGMT IV and SCGF GP is located at 3000 Sand Hill Road, 4-250, Menlo Park, California 94025. The business address of Michael Moritz, Douglas Leone, Roelof Botha, Scott Carter, James Goetz and Michael Goguen is located at 3000 Sand Hill Road, 4-250, Menlo Park, California 94025.

(c) SCC I, SCC PTRS I, SCC PRIN I, SCCGF I, SCCGF PTRS I, SCCGF PRIN I and SCGF IV are private investment entities. The principal business of SCC MGMT I is serving as general partner of SCC I, SCC PTRS I, SCC PRIN I.  The principal business of SCCGF MGMT I is serving as general partner of SCCGF I, SCCGF PTRS I, SCCGF PRIN I.  The principal business of SCC HOLD is serving as general partner of SCC MGMT I and SCCGF MGMT I. The principal business of SCGF MGMT IV is serving as general partner of SCGF IV.  The principal business of SCGF GP is serving as general partner of SCGF MGMT IV. Neil Nanpeng Shen, Kui Zhou, Michael Moritz, Douglas Leone, Roelof Botha, Scott Carter, James Goetz and Michael Goguen are engaged through private investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. Neil Nanpeng Shen and Kui Zhou are Managing Directors of SCC HOLD. Michael Moritz, Douglas Leone, Roelof Botha, Scott Carter, James Goetz and Michael Goguen are Managing Directors of SCGF GP.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

CUSIP No. 025334103

(e) During the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SCC I, SCC PTRS I, SCC PRIN I, SCCGF I, SCCGF PTRS I, SCCGF PRIN I, SCC MGMT I, SCCGF MGMT I, SCC HOLD, SCGF IV, SCGF MGMT IV and SCGF GP are organized under the laws of Cayman Islands. Neil Nanpeng Shen holds the citizenship of Hong Kong SAR, and Kui Zhou holds the citizenship of China. Michael Moritz holds the citizenship of United States and United Kingdom, Roelof Botha hold the citizenship of South Africa, and each of Douglas Leone, Scott Carter, James Goetz and Michael Goguen holds the citizenship of United States.

Item 3.

 Source and Amount of Funds or Other Considerations

The aggregate number of shares of Common Stock held by the Reporting Persons is 2,716,700 for which an aggregate consideration of $65.2 million has been paid.

On August 11, 2009, the Company and SCCGF I and its affiliates (the “Purchasers”) entered into a subscription agreement (the “Subscription Agreement”), pursuant to which the Company agreed to issue 2,100,000 shares of its Common Stock for an aggregate purchase price of $63.0 million. The aggregate purchase price includes $47.0 million in cash and the conversion of a $16.0 million bridge loan the Company previously received from the Purchasers on July 29, 2009.  On August 20, 2009, three of the Purchasers assigned their rights and obligations under the Subscription Agreement to SCGF IV.  On August 26, 2009, the Company issued to the Purchasers 2,100,000 shares of Common Stock pursuant to the Subscription Agreement.

SCC I, SCC PTRS I, SCC PRIN I, SCCGF I, SCCGF PTRS I, SCCGF PRIN I and SCGF IV are the Purchasers.  SCC I acquired 78,760 shares. SCC PTRS I acquired 9,050 shares. SCC PRIN I acquired 12,190 shares. SCCGF I acquired 1,162,933 shares. SCCGF PTRS I acquired 27,733 shares. SCCGF PRIN I acquired 142,667 shares. SCGF IV acquired 666,667 shares.  The purchase price was $30.00 per share.  The aggregate purchase price was $63.0 million.

During July 14 to July 17, 2009, SCCGF I, SCCGF PTRS I and SCCGF PRIN I acquired 91,700 shares of Common Stock from public market for an aggregate consideration of $2.2 million.

On March 29, 2010, 525,000 shares were issued to the Purchasers as performance adjustment shares for a total consideration of US$1.00 pursuant to the Subscription Agreement as a result that the Company did not meet certain performance target for the fiscal year ended December 31, 2009. SCC I, SCC PTRS I, SCC PRIN I, SCCGF I, SCCGF PTRS I, SCCGF PRIN I and SCGF IV are the Purchasers.  SCC I acquired 19,690 shares. SCC PTRS I acquired 2,262 shares. SCC PRIN I acquired 3,048 shares. SCCGF I acquired 290,733 shares. SCCGF PTRS I acquired 6,933 shares. SCCGF PRIN I acquired 35,667 shares. SCGF IV acquired 166,667 shares.

The funds used by the Reporting Persons to purchase the Common Stock described above were obtained by such entities from capital contributions by their partners and from the available funds of such entities.

Item 4.

 Purpose of Transaction

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

CUSIP No. 025334103

In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of March 29, 2010 and immediately upon the Company’s issuance of 525,000 shares of Common Stock to the Purchasers as performance adjustment shares, there were 22,232,376 shares of Common Stock outstanding.

The Reporting Persons may be deemed to share beneficial ownership of 2,716,700 shares of Common Stock, which would constitute approximately 12.2% of the outstanding shares of Common Stock of the Company. The filing of this Statement shall not be construed as an admission that the Reporting Persons share beneficial ownership of these shares.

SCC I directly holds 98,450 shares of Common Stock, which constitute approximately 0.4% of the outstanding shares of Common Stock.  SCC PTRS I directly holds 11,312 shares of Common Stock, which constitute approximately 0.1% of the outstanding shares of Common Stock. SCC PRIN I directly holds 15,238 shares of Common Stock, which constitute approximately 0.1% of the outstanding shares of Common Stock.  SCC MGMT I, as the general partner of SCC I, SCC PTRS I and SCC PRIN I, may be deemed to beneficially own an aggregate of 125,000 shares of Common Stock, which constitute 0.6% of the outstanding shares of Common Stock.  Except to the extent of its interests as general partner of SCC I, SCC PTRS I and SCC PRIN I, SCC MGMT I expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that SCC MGMT I is a beneficial owner of 125,000 shares of Common Stock.

SCCGF I directly holds 1,533,647 shares of Common Stock, which constitute approximately 6.9% of the outstanding shares of Common Stock.  SCCGF PTRS I directly holds 36,574 shares of Common Stock, which constitute approximately 0.2% of the outstanding shares of Common Stock. SCCGF PRIN I directly holds 188,145 shares of Common Stock, which constitute approximately 0.8% of the outstanding shares of Common Stock.  SCCGF MGMT I, as the general partner of SCCGF I, SCCGF PTRS I and SCCGF PRIN I, may be deemed to beneficially own an aggregate of 1,758,366 shares of Common Stock, which constitute 7.9% of the outstanding shares of Common Stock.  Except to the extent of its interests as general partner of SCCGF I, SCCGF PTRS I and SCCGF PRIN I, SCCGF MGMT I expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that SCCGF MGMT I is a beneficial owner of 1,758,366 shares of Common Stock.

SCC HOLD, as the general partner of SCC MGMT I and SCCGF MGMT I, may be deemed to beneficially own an aggregate of 1,883,366 shares of Common Stock, which constitute 8.5% of the outstanding shares of Common Stock. Except to the extent of its interests as general partner of SCC MGMT I and SCCGF MGMT I, SCC HOLD expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that SCC HOLD is a beneficial owner of 1,883,366 shares of Common Stock. Neil Nanpeng Shen and Kui Zhou are Managing Directors of SCC HOLD. Neil Nanpeng Shen and Kui Zhou disclaim beneficial ownerships of all such shares except to the extent of their individual pecuniary interest therein.

CUSIP No. 025334103

SCGF IV directly holds 833,334 shares of Common Stock, which constitute approximately 3.7% of the outstanding shares of Common Stock. SCGF MGMT IV, as the general partner of SCGF IV, may be deemed to beneficially own an aggregate of 833,334 shares of Common Stock, which constitute 3.7% of the outstanding shares of Common Stock.  Except to the extent of its interests as general partner of SCGF IV, SCGF MGMT IV expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that SCGF MGMT IV is a beneficial owner of 833,334 shares of Common Stock. SCGF GP, as the general partner of SCGF MGMT IV, may be deemed to beneficially own an aggregate of 833,334 shares of Common Stock, which constitute 3.7% of the outstanding shares of Common Stock. Except to the extent of its interests as general partner of SCGF MGMT IV, SCGF GP expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that SCGF GP is a beneficial owner of 833,334 shares of Common Stock. Michael Moritz, Douglas Leone, Roelof Botha, Scott Carter, James Goetz and Michael Goguen are Managing Directors of SCGF GP. Michael Moritz, Douglas Leone, Roelof Botha, Scott Carter, James Goetz and Michael Goguen disclaim beneficial ownerships of all such shares except to the extent of their individual pecuniary interest therein.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by another member of the group.

(b) The number of shares of Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in the rows seven through ten of the cover pages hereof.

(c) During the 60 days prior to the filing date of this Statement, the following transactions were effected by the Reporting Persons:

On March 29, 2010, 525,000 shares were issued to the Purchasers as performance adjustment shares for a total consideration of US$1.00 pursuant to the Subscription Agreement as a result that the Company did not meet certain performance target for the fiscal year ended December 31, 2009.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased under the Subscription Agreement.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer

The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

Subscription Agreement

Pursuant to the Subscription Agreement dated as of August 11, 2009, by and among the Company and the Purchasers, the Company agreed to sell and the Purchasers agreed to purchase in the aggregate of 2,100,000 shares of Common Stock for an aggregate purchase price of $63.0 million. The aggregate purchase price includes $47.0 million in cash and the conversion of a $16.0 million bridge loan the Company previously received from the Purchasers on July 29, 2009.

CUSIP No. 025334103

On August 20, 2009, three of the Purchasers assigned their rights and obligations under the Subscription Agreement to SCGF IV.  On August 26, 2009, the Company issued and sold to the Purchasers 2,100,000 shares of Common Stock pursuant to the Subscription Agreement.

In the Subscription Agreement, the Company has agreed that the Purchasers may nominate Neil Nanpeng Shen to the Company’s Board of Directors, or another representative designated by the Purchasers reasonably acceptable to the Board and its Nominating/Corporate Governance Committee, and to nominate and recommend that the Company’s shareholders elect such nominee to the Board.  On August 26, 2009, Neil Nanpeng Shen was elected a member of the Company’s Board of Directors.

In the Subscription Agreement, the Company also agreed, for a period of approximately three years following the closing date, not to issue new shares of its Common Stock at a price below $30.00 per share (as adjusted for stock splits, dividends, and similar events) without the prior written consent of a majority in interest of the Purchasers, subject to certain exceptions. In addition, the Company agreed to grant each of the Purchasers a participation right to purchase up to such person’s pro rata share of any new securities the Company may, from time to time, propose to issue after the closing date, subject to certain exceptions. If the Company fails to meet certain earnings per share targets for 2009 and 2010, the Company has agreed to issue additional shares of Common Stock to the Purchasers in proportion to the amount by which the Company fails to meet the target, up to a maximum amount of 525,000 shares (as adjusted for stock splits, dividends, and similar events). If the average of closing prices of the Common Stock for the fifteen trading days commencing on the third anniversary of the closing date is less than $39.00 (as adjusted for stock splits, dividends, and similar events), the Purchasers will have the right to cause the Company to repurchase all (but not less than all) of the securities acquired by the Purchaser in connection with the agreement. The repurchase price would be 100% of the initial purchase price (as adjusted for stock splits, dividends, and similar events) if the 2009 and 2010 earnings per share targets are met, or 130% of such price if such targets are not met.

Registration Rights Agreement

On August 26, 2009, the Company and the Reporting Persons also entered a registration rights agreement (the “Registration Rights Agreement”). The Registration Rights Agreement requires the Company to file within 15 days after the closing date a registration statement covering the resale of the securities issued or issuable pursuant to the subscription agreement. The registration rights agreement also grants demand and piggy-back registration rights to the Purchasers.

Item 7. Material to be Filed as Exhibits

99.1

Joint Filing Agreement dated March 31, 2010, by and among the Reporting Persons.

99.2

Subscription Agreement dated August 11, 2009, by and among American Dairy, Inc. and the Purchasers (incorporated by reference to Exhibit 99.2 to Schedule 13D filed by Reporting Persons on August 26, 2009).

99.3

Assignment and Assumption dated August 20, 2009, by and among Sequoia Capital Growth Fund I, L.P., Sequoia Capital Growth Partners III, L.P., Sequoia Capital Growth III Principals Fund, Sequoia Capital U.S.Growth Fund IV, L.P. and American Dairy, Inc (incorporated by reference to Exhibit 99.3 to Schedule 13D filed by Reporting Persons on August 26, 2009).

99.4

Registration Rights Agreement dated August 26, 2009, by and among American Dairy, Inc. and the Purchasers (incorporated by reference to Exhibit 99.4 to Schedule 13D filed by Reporting Persons on August 26, 2009).

CUSIP No. 025334103

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, such persons certify that the information set forth herein is true, complete and correct.

Dated: March 31, 2010

SEQUOIA CAPITAL CHINA I, L.P.

SEQUOIA CAPITAL CHINA PARTNERS FUND I, L.P.

SEQUOIA CAPITAL CHINA PRINCIPALS FUND I, L.P.

By: Sequoia Capital China Management I, L.P.

A Cayman Islands exempted limited partnership

General Partner of Each

By: SC China Holding Limited

A Cayman Islands limited liability company

Its General Partner

/s/ Jimmy Wong

Name: Jimmy Wong

Title: Authorized Signatory

SEQUOIA CAPITAL CHINA GROWTH FUND I, L.P.

SEQUOIA CAPITAL CHINA GROWTH PARTNERS FUND I, L.P.

SEQUOIA CAPITAL CHINA GF PRINCIPALS FUND I, L.P.

By: Sequoia Capital China Growth Fund Management I, L.P.

A Cayman Islands exempted limited partnership

General Partner of Each

By: SC China Holding Limited

A Cayman Islands limited liability company

Its General Partner

/s/ Jimmy Wong

Name: Jimmy Wong

Authorized Signatory

CUSIP No. 025334103

SEQUOIA CAPITAL CHINA MANAGEMENT I, L.P.

SEQUOIA CAPITAL CHINA GROWTH FUND MANAGEMENT I, L.P.

By: SC China Holding Limited

A Cayman Islands limited liability company

Its General Partner

/s/ Jimmy Wong

Name: Jimmy Wong

Authorized Signatory

SC CHINA HOLDING LIMITED

/s/ Jimmy Wong

Name: Jimmy Wong

Authorized Signatory

NEIL NANPENG SHEN

By: /s/ Neil Nanpeng Shen

Name: Neil Nanpeng Shen

KUI ZHOU

By: /s/ Kui Zhou

Name: Kui Zhou

SEQUOIA CAPITAL U.S. GROWTH FUND IV, L.P.

By: SCGF IV Management, L.P.

A Cayman Islands exempted limited partnership

Its General Partner

By: SCGF GenPar, Ltd

A Cayman Islands limited liability company

Its General Partner

/s/ Michael Moritz

Managing Director

CUSIP No. 025334103

SCGF IV MANAGEMENT, L.P.

By: SCGF GenPar, Ltd

A Cayman Islands limited liability company

Its General Partner

/s/ Michael Moritz

Managing Director

SCGF GENPAR, LTD

/s/ Michael Moritz

Managing Director

MICHAEL MORITZ

By: /s/ Michael Moritz

Name: Michael Moritz

DOUGLAS LEONE

By: /s/ Douglas Leone

Name: Douglas Leone

ROELOF BOTHA

By: /s/ Roelof Botha

Name: Roelof Botha

SCOTT CARTER

By: /s/ Scott Carter

Name: Scott Carter

JAMES GOETZ

By: /s/ James Goetz

Name: James Goetz

MICHAEL GOGUEN

By: /s/ Michael Goguen

Name: Michael Goguen